Little Fish
ACCOUNTING

May 5, 2020

To Wind Harvest Pilot Project Management:

We have reviewed the accompanying financial statements of Wind Harvest Pilot Project, which comprise the balance sheet as of April 7, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Keila Hill-Trawick
Little Fish Accounting

Balance Sheet
as of April 7, 2020

Prepared By:	**Little Fish Accounting**
For:	Wind Harvest Pilot Project Inc.

ASSETS		
Current Assets		
Cash		
Accounts Receivable		
Other Initial Costs		-
Total Current Assets	**$**	**-**
Fixed Assets		
Equipment		-
Other		-
Total Fixed Assets	**$**	**-**
(Less Accumulated Depreciation)	$	-
Total Assets	**$**	**-**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		-
Other Current Liabilities		
Long-term Liabilities		
Notes Payable		
Interest Payable		
Total Liabilities	**$**	**-**
Equity		
Stockholder's Equity	$	-
Net Income	$	-
Total Equity	**$**	**-**
Total Liabilities and Equity	**$**	**-**

WIND HARVEST INTERNATIONAL AND WIND HARVEST PILOT PROJECT INC
NOTES TO THE FINANCIAL STATEMENTS
As of April 7, 2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Wind Harvest Pilot Project Inc (WHPP) will be a wholly owned subsidiary of Wind Harvest International, Inc. (Wind Harvest). WHPP intends to fund Wind Harvest through amounts raised under promissory notes that WHPP intends to issue in an offering under Regulation Crowdfunding and Regulation D under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, WHPP will loan the rest of what is raised to Wind Harvest. WHPP will distribute most of the annual interest payments it receives from Wind Harvest back to WHPP's promissory note holders. In addition to the interest on its loan to Wind Harvest, WHPP will receive warrants for Wind Harvest common stock. WHPP intends to sell the stock issued under the warrants and pay its note holders the sale profits pro rata according to promissory note amount. WHPP will receive collateral from Wind Harvest for its loan in the form of wind turbines and other equipment.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.